SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
FINAL AMENDMENT

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RAMIUS IDF MASTER FUND LLC
(Name of Issuer)

RAMIUS IDF MASTER FUND LLC
(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Thomas W. Strauss
Ramius IDF Master Fund LLC
599 Lexington Avenue, 19th Floor
New York, NY  10022
(212) 845-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Kenneth Gerstein Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2131

June 29, 2012
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:  $400,000.00                                                                  (a)   Amount of Filing Fee: $45.84 (b)

(a)	Calculated as the aggregate maximum purchase price for Shares.

(b)	Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $45.84

Form or Registration No.:  SC TO-I

Filing Party:  RAMIUS IDF MASTER FUND LLC

Date Filed:  June 29, 2012

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [X]

RAMIUS IDF MASTER FUND LLC

 This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on June 29, 2012 by Ramius IDF Master Fund LLC (the " Master Fund") in connection with an offer by the Fund to purchase up to $400,000 of shares of beneficial interest in the Fund ("Shares") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the “Offer”).  Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on June 29, 2012.

 This is the final amendment to the Statement and is being filed to report the results of the Offer.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.           The Offer expired at 11:59 p.m., Eastern Time, on July 27, 2012.

2.           The Valuation Date of the Shares tendered pursuant to the Offer was September 30, 2012.

3.           The net asset value of the Shares tendered pursuant to the offer was calculated as of September 30, 2012 in the amount of $361,849.

4.           The payment of the purchase price of the Shares or portions of Shares tendered was made in the form of promissory notes issued to each of the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer.  The promissory notes were held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Shareholders, in accordance with the terms of the Offer.  Four (4) Shareholders, whose tenders were accepted for purchase by the Fund, did not tender their entire Shares in the Fund, therefore, pursuant to the promissory notes issued to the Shareholders, the Fund paid the tendering Shareholders 100% of the Shareholder’s unaudited net asset value of the Shares tendered.  Cash payment in the amount of the unaudited net asset value of the Shares tendered was wired to the account designated by such tendering Shareholder in its Letter of Transmittal on June 29, 2012.

RAMIUS IDF MASTER FUND LLC

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ramius IDF Master Fund LLC
By:	/s/ Thomas W. Strauss
Name:	Thomas W. Strauss
Title:	Manager
September 27, 2013